

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2019

Diane Bessette
Chief Financial Officer
LENNAR CORP
700 Northwest 107th Ave
Miami, Florida 33172

>   **Re: LENNAR CORP**
>   **Form 10-K for the Fiscal Year Ended November 30, 2018**
>   **Filed January 28, 2019**
>   **Form 10-Q for the period ended February 28, 2019**
>   **Filed April 8, 2019**
>   **File No. 001-11749**

Dear Ms. Bessette:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended Feberuary 28, 2019

Basis of Presentation
Recently Adopted Accounting Pronouncements, page 7

1.   We note your disclosure that states you adopted ASC 606 in the three months ended February 28, 2019. Please tell us your consideration of the other disclosures set forth in ASC 606-10-50 (e.g., explanations of your performance obligations, transaction price allocated to remaining performance obligations, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practices in each quarterly report in the year of adoption.

Form 10-K for the period ended November 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

2.   Please expand your disclosures to quantify the dollar impact of the CalAtlantic acquisition
on your results of operations to allow a better understanding of how the performance of
your legacy business and the acquired CalAtlantic business impacted your results of
operations for the periods presented. Refer to Instruction 4 to Item 303(a) of Regulation S-
X and Section 501.12(b)(2) of the Financial Reporting Codification.

In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891, or in his absence, Jeanne Baker at
202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction